August 21, 2024

Sean Duffy
Chief Executive Officer
Omada Health, Inc.
500 Sansome Street, Suite 200
San Francisco, CA 94111

       Re: Omada Health, Inc.
           Amendment No.1 to Draft Registration Statement on Form S-1 Submitted August 7, 2024
           CIK No. 0001611115
Dear Sean Duffy:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 21, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Overview , page 1

1. We note your response to comment 17 and reissue in part. You disclose that in 2023 your average customer "satisfaction" rate for the year was over 90% and that your customer satisfaction rate is based on survey results from customers that launched a new program during the measured period. Please revise to explain how you measure the rate.
Growth Opportunities, page 7

2. We note your references to GLP-1 and GLP-1 therapy throughout your registration statement. Please revise to clarify that while you have developed the GLP-1 tracker, you do not, if true, develop or prescribe GLP-1 therapy.
 August 21, 2024
Page 2

The growth of our business relies, in part, on the growth and success of our customers and channel partners such as health plans, PBMs..., page 21

3. We note your disclosure that "some fees are subject to repayment if certain clinical outcomes or other performance criteria are not met, which in some cases depend on the behavior of [y]our members, such as their continued engagement with [y]our programs, and other factors not entirely within [y]our control." Please revise to further discuss these clinical outcomes and other performance criteria.
Changes in accounting principles or the interpretation thereof by the Financial Accounting
Standards Board ("FASB") affecting..., page 61

4. We note your response to comment 11. Please revise this risk factor to discuss the material risk that would result if you are no longer able to consolidate the total revenues of PPTG.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Obesity and Weight Management, page 101

5. We note your disclosure that you "believe the approval of several GLP-1s to treat diabetes and obesity alongside changes in diet and exercise has recently increased interest in cardiometabolic programs" such as yours, and that "the continued growth of GLP-1 prescriptions may drive fluctuations in demand for [y]our cardiometabolic programs and impact revenue in future periods." Please revise to explain why you believe that the prevalence of GLP-1s has increased interest in and may drive fluctuations in demand for your cardiometabolic programs.
Navigating the Value (and Cost) of GLP-1s, page 119

6. We note the disclosure here that GLP-1s have demonstrated strong clinical efficacy. We further note that you currently do not have any products under review with the Food and
       Drug Administration. Please remove all statements in your registration statement that reference efficacy and safety, as safety and efficacy determinations are solely within the authority of the FDA or other regulatory agencies.
Business
Our Market Opportunity, page 120

7. We note your response to comment 18. Please revise to briefly discuss any material assumptions underlying the analysis conducted as part of the 2023 white paper on the relationship between GLP-1s and behavioral change. We also note your disclosure that
       "[m]embers were divided into groups reflecting "meaningful" and "limited" engagement using a median split of their total interactions with the Omada program each month."
       Please further discuss how "meaningful" and "limited" engagement were determined.
The Omada Care Approach, page 122

8. We note your response to comment 20 and your revised disclosure on page 130 that you
       "developed these ML algorithms with data that includes only limited identifiers to comply with minimum-necessary requirements applicable to [y]our healthcare operations, [y]our commitments to members in [y]our notices of privacy practices, and [y]our broader data
 August 21, 2024
Page 3

       privacy program to promote responsible privacy practices." Please revise to further discuss the nature of these limited identifiers. Please also revise to briefly discuss the risks and harms associated with virtual physical therapy.
Case Studies, page 150

9. We note your response to comment 23. Please revise to explain how you identified each of the parties you are highlighting in the case studies.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies Revenue Recognition, page F-14

10. We note your response to comment 29 and the revisions made. Please further disclose any significant change in estimate in accordance with ASC 606-10-50. In that regard we note you disclose here that variable consideration related to the activity-, milestone-, and outcome-based fees is estimated and included in the transaction price for the non-
       cancelable term. Please help us understand the significance of your estimates and the related variable consideration in your monthly billing. If not significant, please disclose as such. In addition, if the change in estimate is not material, please also disclose that fact.
General

11. We note your response to comment 33. You state at the bottom of gatefold page 3 that "images, including apps, do not reflect real members or information about a specific person." Please revise to clarify whether this statement applies to the image in connection with the testimony provided on gatefold page 2.
       Please contact Julie Sherman at 202-551-3640 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:   Kathleen M. Wells, Esq.